SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                              Amendment No. 11

                 Under the Securities Exchange Act of 1934

                              TEJON RANCH CO.
                              ---------------
                              (Name of Issuer)

                  Common Stock, par value $0.50 per share
                  ---------------------------------------
                       (Title of Class of Securities)

                                879080 10 9
                             -----------------
                               (CUSIP Number)

                               William Niese
                     Vice President and General Counsel
                          The Times Mirror Company
                            Times Mirror Square
                       Los Angeles, California  90053
                               (213) 237-3700
               ----------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              with a copy to:

                           Jerome L. Coben, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                            300 S. Grand Avenue
                       Los Angeles, California  90071
                               (213) 687-5221

                               July 17, 1997
                   --------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report The acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following:            / /

Check the following box if a fee is being paid with this Statement:
/ /

CUSIP No. 879080 10 9                                          Schedule 13D
---------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     The Times Mirror Company
     IRS Employer Identification No. 95-1298980
---------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  /X/
                                                             (b)  / /
---------------------------------------------------------------------------
(3)  SEC USE ONLY
---------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     Not applicable.
---------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     Not applicable.                              / /
---------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
---------------------------------------------------------------------------
                                   : (7)  SOLE VOTING POWER
                                   :
                                   :      0
                                   :---------------------------------------
 NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
 OWNED BY EACH REPORTING           :
 PERSON WITH                       :      0
                                   :---------------------------------------
                                   : (9)  SOLE DISPOSITIVE
                                   :
                                   :       0
                                   :---------------------------------------
                                   :(10)  SHARED DISPOSITIVE
                                   :
                                   :       0
-----------------------------------:---------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
---------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                     / /
---------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           0%
---------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     The Times Mirror Foundation
     IRS Employer Identification No. 95-6079651
---------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  /X/
                                                         (b)  / /
---------------------------------------------------------------------------
(3)  SEC USE ONLY
---------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     Not applicable.
---------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     Not applicable.                              / /
---------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
---------------------------------------------------------------------------
                                   : (7)  SOLE VOTING POWER
                                   :
                                   :       0
                                   :---------------------------------------
 NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
 OWNED BY EACH REPORTING           :
 PERSON WITH                       :        0
                                   :---------------------------------------
                                   : (9)  SOLE DISPOSITIVE
                                   :
                                   :       0
                                   :---------------------------------------
                                   :(10)  SHARED DISPOSITIVE
                                   :
                                   :       0
---------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

---------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                     / /
---------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0%
---------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


          Items 4 and 5 of the statement on Schedule 13D are amended hereby as follows:

ITEM 4.   PURPOSE OF TRANSACTION

          On July 17, 1997, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. On July 17, 1997, Times Mirror and the Foundation sold 2,935,508 and 1,050,000 shares of Common Stock, respectively, in a privately negotiated transaction.

          Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any actions or events required to be described in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          On July 17, 1997, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. On July 17, 1997, Times Mirror and the Foundation sold 2,935,508 and 1,050,000 shares of Common Stock, respectively, in a privately negotiated transaction. The price paid in such transaction was $13.50 per share of Common Stock and the purchasers in such transaction were institutional investors. Such transaction was arranged by J.P. Morgan Securities Inc., which received a customary fee for its services.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Information relating to The Times Mirror Company, its principal officers, directors and controlling persons.

Exhibit 2  Form of Stock Purchase Agreement.



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                              THE TIMES MIRROR COMPANY

                              By:  /s/ STEVEN J. SCHOCH
                                   Name: Steven J. Schoch
                                   Title: Vice President and Treasurer

                               THE TIMES MIRROR FOUNDATION

                               By: /s/ STEVEN J. SCHOCH
                                   Name: Steven J. Schoch
                                   Title: Treasurer and Chief
                                             Financial Officer

Dated:    July 18, 1997